July 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	ETFS Physical Base Metals Trust
Registration Statement on Form S-1
File No. 333-172377
SEC Accession No. 0000930413-11-001172
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, ETF Securities USA LLC as Sponsor (the “Sponsor”) of the ETFS Physical Base Metals Trust (the “Trust”) hereby requests the withdrawal of the Trust’s initial registration statement on Form S-1 with File No. 333-172377, filed with the Securities and Exchange Commission on February 22, 2011 (the “Registration Statement”) for:

ETFS Physical Aluminum Shares

ETFS Physical Copper Shares

ETFS Physical Lead Shares

ETFS Physical Nickel Shares

ETFS Physical Tin Shares

ETFS Physical Zinc Shares

ETFS Physical IM Basket

(together the “Shares”).

The Trust has determined not to issue the Shares. Therefore, the Sponsor on behalf of the Trust hereby requests the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. The Registration Statement has not yet become effective, and no Shares have been sold in connection with the Registration Statement.

If you have any questions regarding this matter, please contact W. Thomas Conner of Reed Smith LLP at (202) 414 9208, or Peggy Heminger of Reed Smith LLP at (412) 288 7204.

Sincerely,

ETF Securities USA LLC as Sponsor to the ETFS Physical Base Metals Trust

By:	/s/ Christopher Foulds
Christopher Foulds
Chief Financial Officer and Treasurer

cc:
W. Thomas Conner, Esq.